---------------------------

                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

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                                SCHEDULE TO
                               (RULE 14D-100)
         TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                   OF THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 12)

                        ---------------------------

                             DIME BANCORP, INC.
                     (Name of Subject Company (Issuer))

                      NORTH FORK BANCORPORATION, INC.
                     (Name of Filing Person (Offeror))

                  COMMON STOCK, $0.01 PAR VALUE PER SHARE
                       (Title of Class of Securities)

                                00025429 Q1
                   (CUSIP Number of Class of Securities)

                              JOHN ADAM KANAS
                            CHAIRMAN, PRESIDENT
                        AND CHIEF EXECUTIVE OFFICER
                      NORTH FORK BANCORPORATION, INC.
                           275 BROAD HOLLOW ROAD
                          MELVILLE, NEW YORK 11747
                               (631) 844-1004

               (Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications on behalf of Filing Person)

                                  Copy to:

                        WILLIAM S. RUBENSTEIN, ESQ.
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               4 TIMES SQUARE
                          NEW YORK, NEW YORK 10036
                               (212) 735-3000

 | | Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

 Check the appropriate boxes below to designate any transactions to which the statement relates:

     |x|  third-party tender offer subject to Rule 14d-1.
     | |  issuer tender offer subject to Rule 13e-4.
     | |  going-private transaction subject to Rule 13e-3.
     | |  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: | |






         This Amendment No. 12 (this "Amendment No. 12") amends and supplements the Tender Offer Statement on Schedule TO, dated March 15, 2000, as amended (the "Schedule TO"), filed by North Fork Bancorporation, Inc., a Delaware corporation ("North Fork"), and Fleet Boston Corporation, a Rhode Island corporation ("FleetBoston"), relating to the offer (the "Offer") by North Fork to exchange each issued and outstanding share of common stock, par value $0.01 per share (the "Dime Shares"), of Dime Bancorp, Inc., a Delaware corporation ("Dime"), for 0.9302 shares of common stock, par value $0.01 per share (the "North Fork Shares"), of North Fork and $2.00 in cash, on the terms and subject to the conditions described in the Prospectus (as defined below).

         On May 15, 2000, North Fork filed Amendment No. 3 to its registration statement on Form S-4 with the Securities and Exchange Commission relating to the North Fork Shares to be issued to stockholders of Dime in the Offer (the "Registration Statement"). The terms and conditions of the Offer are set forth in the preliminary prospectus dated May 15, 2000, which is a part of the Registration Statement (the
"Prospectus"), and the related Letter of Transmittal, which are annexed to the Schedule TO as Exhibits (a)(20) and (a)(2), respectively.

ITEM 11. ADDITIONAL INFORMATION.

         Item 11 of the Schedule TO is hereby amended and supplemented as follows:

         1. The following paragraph is inserted at the end of the section entitled "THE OFFER-Litigation-Dime Federal Securities Litigation" on page 52 of the Prospectus:

         On May 15, 2000, Dime filed a motion to dismiss North Fork's counterclaims and to strike certain affirmative defenses raised by North Fork in its answer to Dime's first amended complaint.

         2. The following six paragraphs are inserted at the end of the section entitled "THE OFFER-Litigation-Dime Litigation Against Salomon Smith Barney" on page 52 of the Prospectus:

         On May 15, 2000, Dime filed a First Amended Complaint with the Supreme Court of the State of New York, County of New York, in its litigation against Salomon Smith Barney. The amended complaint names both Salomon Smith Barney and North Fork as defendants.

         As against defendant Salomon Smith Barney, the amended complaint alleges that Dime's 1997 engagement letter with Salomon Smith Barney, which was executed in connection with Dime's retention of Salomon Smith Barney as its financial advisor with respect to Dime's acquisition of North American Mortgage Company in 1997, prohibited Salomon Smith Barney from disclosing any confidential information about Dime to any entity or advising any entity interested in acquiring or otherwise entering into a business combination transaction with Dime unless Salomon obtained Dime's prior written consent, and that Salomon Smith Barney breached this agreement by advising North Fork with respect to its exchange offer without obtaining Dime's prior consent.

         The amended complaint seeks the following relief as against Salomon Smith Barney: (i) an order permanently enjoining Salomon from providing financial or advisory services to North Fork in connection with its exchange offer and related proxy solicitations; (ii) an unspecified amount of damages; (iii) costs and disbursements of the action; and (iv) such further relief as the court may deem just and proper.

         As against defendant North Fork, the amended complaint alleges that North Fork intentionally interfered with, and caused Salomon Smith Barney to breach, its 1997 engagement letter with Dime. Dime has based its tortious interference with contract claim against North Fork on allegations that (i) an engagement letter between North Fork and Salomon Smith Barney expressly states that Salomon Smith Barney would use information provided by Dime to provide advice to North Fork, (ii) North Fork was obligated under its 1998 confidentiality and standstill agreement with Dime to ascertain whether Salomon Smith Barney was prohibited from disclosing information about Dime to North Fork, (iii) because of this alleged obligation, North Fork was aware that the 1997 engagement letter between Salomon Smith Barney and Dime prohibited Salomon Smith Barney from disclosing confidential information about Dime or advising North Fork in connection with a business combination transaction with Dime without Dime's consent, and (iv) North Fork nonetheless intentionally induced Salomon Smith Barney to breach its agreement with Dime by retaining Salomon Smith Barney to advise it in connection with its exchange offer for Dime stock, because "North Fork sought to obtain intimate knowledge of the business and operations of Dime and [North American Mortgage Company], knowledge no other investment banker had."

         Dime's amended complaint seeks the following relief as against North Fork: (i) an unspecified amount of damages; (ii) costs and disbursements of the action; and (iii) such other relief as the court may deem just and proper.

         North Fork believes that the allegations made by Dime against North Fork in the amended complaint are without merit and intends to contest Dime's claims vigorously.

         3. The following new subsection is inserted at the end of the Section entitled "The Offer-Litigation" on page 52 of the Prospectus:

         Dime's Employee Solicitation Litigation. On May 8, 2000, The Dime Savings Bank of New York, FSB ("Dime Savings") filed a complaint and a motion for preliminary injunction against North Fork and its subsidiary, North Fork Bank, in New York State Supreme Court. Dime Savings' complaint alleges that the defendants breached a non-solicitation provision contained in a confidentiality agreement originally entered into between North Fork and KeyBank National Association ("KeyBank"), whose rights allegedly were assigned to Dime Savings when Dime Savings purchased certain KeyBank branches in 1999. Dime Savings alleged that the defendants breached this provision by allegedly soliciting three Dime Savings employees to work at North Fork Bank. Dime Savings also alleges that these employees took with them confidential information about Dime Savings customers and then began soliciting certain of those customers, allegedly in violation of codes of conduct allegedly signed by these employees while employed by Dime Savings.

         The defendants believe Dime Savings' claims are without merit and on May 15, 2000, filed an opposition to Dime Savings' preliminary injunction motion. On May 17, 2000, the defendants filed a motion to dismiss Dime Savings' complaint. Also on May 17, Dime Savings sought expedited discovery from the defendants, and also sought to adjourn the preliminary injunction motion so that it would have an opportunity to submit a reply brief. The request for an adjournment was denied and the court scheduled a hearing for the following afternoon to discuss the request for expedited discovery.

         On May 18, 2000, the defendants filed a brief in opposition to Dime Savings' request for expedited discovery. That same day, the court denied Dime Savings' request for expedited discovery and set up a briefing schedule for the opposition and reply briefs concerning the defendants' motion to dismiss the complaint.

         On May 19, 2000, Dime Savings submitted a letter to the court in which it withdrew without prejudice its motion for a preliminary injunction.

         4. The following paragraph is inserted at the end of the seventh paragraph in the section entitled "THE OFFER- Conditions of Our Offer-Regulatory Approval Condition" on page 64 of the Prospectus:

         On May 15, 2000, the Antitrust Division of the U.S. Department of Justice issued a civil investigative demand on North Fork seeking information relating to North Fork and North Fork's exchange offer, including information concerning any agreements, arrangements or understandings between North Fork and FleetBoston.



                                 SIGNATURE

         After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 19, 2000

                                    NORTH FORK BANCORPORATION, INC.


                                    By: /s/ Daniel M. Healy
                                        ---------------------------------
                                        Name:  Daniel M. Healy
                                        Title: Executive Vice President and
                                               Chief Financial Officer